

Eskuad Inc

Annual Financial Report

2022

This report is prepared solely for the confidential use of Eskuad Inc.

In the preparation of this report, Zeni has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Zeni neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Team Zeni

Eskuad Inc - Profit & Loss

	2021	2022
Revenue	$2,639	$21,098
Cost of Sales	$0	$0
Gross Profit	**$2,639**	**$21,098**
Expenses	$33,229	$149,350
Earnings Before Interest & Tax	**($30,590)**	**($128,252)**
Other Income	$0	$122,094
Other Expenses	$1,994	$5,700
Net Other Income	**($1,994)**	**$116,394**
Net Income	**($32,585)**	**($11,859)**

Eskuad Inc - Balance Sheet

	2021	2022
Assets		
Cash and Equivalents	$83,830	$181,564
Accounts Receivable	$0	$0
Other Current Assets	$4,296	$2,551
Total Current Assets	**$88,127**	**$184,115**
Fixed Assets	$0	$117,330
Investments or Other Non-Current Assets	$2,369	$0
Total Assets	**$90,495**	**$301,445**
Liabilities		
Accounts Payable	$1,569	$70
Credit Cards	$67	$0
Other Current Liabilities	$1,444	$8,670
Total Current Liabilities	**$3,080**	**$8,740**
Long Term Liabilities	$100,000	$323,150
Total Non-Current Liabilities	**$100,000**	**$323,150**
Total Liabilities	**$103,080**	**$331,890**
Equity		
Common Stock	$0	$13,999
Preferred Stock	$20,000	$0
Stock Warrant	$0	$0
Retained Earnings	$0	($32,585)
Net Income	($32,585)	($11,859)
Total Equity	**($12,585)**	**($30,444)**
Total Liabilities & Equity	**$90,495**	**$301,445**

Eskuad Inc - Cash Flow Statement

	2021	2022
Operating Activities		
Net Income	($32,585)	($11,859)
Change in Accounts Receivable	$0	$0
Change in Accounts Payable	$1,569	($1,499)
Change in Other Current Assets	($4,296)	$1,745
Change in Credit Card Payable	$67	($67)
Change in Accrued Expenses - payroll related	$0	$0
Adjustments	$1,444	$7,225
Cash Flow from Operating Activities	**($33,801)**	**($4,454)**
Investing Activities		
Change in Fixed Assets	$0	($117,330)
Change in Other	($2,369)	$2,369
Cash Flow from Investing Activities	**($2,369)**	**($114,962)**
Financing Activities		
Change in Preferred Stock	$20,000	($20,000)
Change in Common Stock	$0	$13,999
Change in Other	$100,000	$223,150
Cash Flow from Financing Activities	**$120,000**	**$217,149**
Change in Cash & Equivalents	**$83,830**	**$97,733**
Cash & Equivalents, Opening Balance	$0	$83,830
Cash & Equivalents, Closing Balance	$83,830	$181,564